RANDGOLD RESOURCES BLOCK LISTING

Application has been made to the London Stock Exchange and the UK Listing Authority for a block listing of 300,000 ordinary shares of a par value of US$0.10 each to be admitted to the Official List. These shares will rank pari passu with the existing shares in issue.

The additional shares are to be issued as a result of future exercises under the Randgold Resources Limited Share Option Scheme.

1 December 2003

Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD